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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                United Online, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   911268 10 0
                           --------------------------
                                 (CUSIP Number)

                                September 25, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                       CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 8 pages
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CUSIP NO. 911268 10 0
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       David E. Shaw
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
 Number of Shares              5. Sole Voting Power
 Beneficially                       2,949,743
 Owned by                           This includes (i) 16,064 shares that are
 Each Reporting                     issuable upon the exercise of options
 Person With:                       held by David E. Shaw, (ii) 27,667 shares
                                    held by an irrevocable trust in the name of
                                    David E. Shaw, of which Wilmington Trust Co.
                                    is trustee, (iii) 2,842,466 shares held
                                    directly by Shaw Family Trust V and
                                    (iv) 63,546 shares held by an irrevocable
                                    stock trust in the name of Shaw Family
                                    Trust IV, of which Wilmington Trust Co. is
                                    trustee. David E. Shaw is the trustee of
                                    the Shaw Family Trust IV and the Shaw
                                    Family Trust V. David E. Shaw disclaims
                                    beneficial ownership of the shares held
                                    by Shaw Family Trust IV and the Shaw
                                    Family Trust V except to the extent of
                                    his pecuniary interest therein.
                              --------------------------------------------------
                               6. Shared Voting Power
                                    1,567,892
                                    This includes (i) 29,140 shares held
                                    directly by D. E. Shaw & Co., Inc.,
                                    (ii) 892 shares held by an irrevocable
                                    stock trust in the name of D. E. Shaw & Co.,
                                    Inc., of which Wilmington Trust Co. is
                                    trustee, (iii) 1,490,201 shares held
                                    directly by D. E. Shaw & Co., L.P., and
                                    (iv) 47,659 shares held by an irrevocable
                                    stock trust in the name of D. E. Shaw &
                                    Co., L.P., of which Wilmington Trust Co. is
                                    trustee. D. E. Shaw & Co., Inc., which is
                                    wholly owned by David E. Shaw, is the
                                    general partner of D. E. Shaw & Co., L.P.
                                    David E. Shaw disclaims beneficial ownership
                                    of the shares held by D. E. Shaw & Co., L.P.
                                    except to the extent of his pecuniary
                                    interest therein.
                              --------------------------------------------------
                               7. Sole Dispositive Power
                                    2,853,175
                                    This includes (i) 10,709 shares that are issuable upon the exercise of options held by David E. Shaw and (ii) 2,842,466 shares held directly by Shaw Family Trust
                                    V. David E. Shaw is the trustee of
                                    the Shaw Family Trust V. David E. Shaw
                                    disclaims beneficial ownership of the
                                    shares held by Shaw Family Trust V except to the extent of his pecuniary interest therein.


                             Page 2 of 8 pages
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                              --------------------------------------------------
                               8. Shared Dispositive Power
                                    1,519,341
                                    This includes (i) 29,140 shares held
                                    directly by D. E. Shaw & Co., Inc. and
                                    (ii) 1,490,201 shares held directly by D.
                                    E. Shaw & Co., L.P. D. E. Shaw & Co.,
                                    Inc., which is wholly owned by David E.
                                    Shaw, is the general partner of D. E.
                                    Shaw & Co., L.P. David E. Shaw disclaims
                                    beneficial ownership of the shares held
                                    by D. E. Shaw & Co., L.P. except to the
                                    extent of his pecuniary interest therein.
                                    This does not include (i) 27,667 shares
                                    held by an irrevocable stock trust in the
                                    name of David E. Shaw, of which
                                    Wilmington Trust Co. is trustee with sole
                                    dispositive power, (ii) 892 shares
                                    held by an irrevocable stock trust in the
                                    name of D. E. Shaw & Co., Inc., of which
                                    Wilmington Trust Co. is trustee with sole
                                    dispositive power, (iii) 47,659 shares
                                    held by an irrevocable stock trust in the
                                    name of D. E. Shaw & Co., L.P., of which
                                    Wilmington Trust Co. is trustee with sole
                                    dispositive power and (iv) 63,546
                                    shares held by an irrevocable stock trust
                                    in the name of Shaw Family Trust IV, of
                                    which Wilmington Trust Co. is trustee
                                    with sole dispositive power.
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person   4,517,635
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------------
   11. Percent of Class Represented by Amount in Row (9)                   11.2%
--------------------------------------------------------------------------------
   12. Type of Reporting Person     IN
--------------------------------------------------------------------------------


                               Page 3 of 8 pages

CUSIP NO. 911268 10 0
--------------------------------------------------------------------------------
    1. Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Shaw Family Trust V
       13-7191043
--------------------------------------------------------------------------------
    2. Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)                                                                   |_|
       (b)                                                                   |X|
--------------------------------------------------------------------------------
    3. SEC Use only

--------------------------------------------------------------------------------
    4. Citizenship or Place of Organization   New York

--------------------------------------------------------------------------------
 Number of Shares              5. Sole Voting Power
 Beneficially                       2,842,466
 Owned by                           David E. Shaw is the trustee of the Shaw
 Each Reporting                     Family Trust V.
 Person With:                 --------------------------------------------------
                               6. Shared Voting Power
                                    Not applicable
                              --------------------------------------------------
                               7. Sole Dispositive Power
                                    2,842,466
                                  David E. Shaw is the trustee of the
                                  Shaw Family Trust V.
                              --------------------------------------------------
                               8. Shared Dispositive Power
                                    Not applicable
--------------------------------------------------------------------------------
    9. Aggregate Amount Beneficially Owned by Each Reporting Person    2,842,466

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

   11. Percent of Class Represented by Amount in Row (9)                    7.1%
--------------------------------------------------------------------------------
   12. Type of Reporting Person    OO

--------------------------------------------------------------------------------


                               Page 4 of 8 pages

ITEM 1.

   (a)  Name of Issuer

        United Online, Inc.

   (b)  Address of Issuer's Principal Executive Offices

        2555 Townsgate Road
        Westlake Village, CA 91361

ITEM 2.

   (a)  Name of Person Filing

            This statement is filed by and on behalf of (i) David E. Shaw, a United States citizen and (ii) Shaw Family Trust V, a trust organized under the laws of New York.

   (b)  Address of Principal Business Offices or, if none, Residence

            The business address for each of these entities is 120 West 45th Street, New York, NY 10036.

   (c)  Citizenship

            United States

   (d)  Title of Class of Securities

            Common Stock

   (e)  CUSIP Number

            911268 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

ITEM 4. OWNERSHIP

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      See items 5-11 of cover sheets hereto, which reflect ownership as of September 25, 2001.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following |_|.

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.


                               Page 5 of 8 pages

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2001

                                            By: /s/ David E. Shaw
                                                -----------------------
                                                David E. Shaw


                                            SHAW FAMILY TRUST V


                                                  By: /s/ David E. Shaw
                                                      -----------------------
                                                      David E. Shaw
                                                      Trustee


                               Page 6 of 8 pages
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                                    EXHIBITS


Exhibit I Joint Filing Agreement, dated October 9, 2001 among the signatories to this Schedule 13G.


                               Page 7 of 8 pages